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                            [VIVENDI UNIVERSAL LOGO]



VIVENDI UNIVERSAL ISSUES STATEMENT IN RESPONSE TO INQUIRIES REGARDING COMPANY'S
                        INTEREST IN VIVENDI ENVIRONNEMENT

         Vivendi Universal is Firmly committed to Environmental Services

PARIS AND NEW YORK, JULY 25, 2002 -To put an end to market rumors that Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] is to reduce its interest in Vivendi Environnement to below its current level of 40.8%, Vivendi Universal would like to point out that it is firmly committed to environmental services and to underline the non-transferability guarantees contained in COB prospectus No. 02-801 of June 26, 2002, issued for Vivendi Environnement's recent capital increase.

IMPORTANT DISCLAIMER:

EACH OF VIVENDI UNIVERSAL (VU) AND VIVENDI ENVIRONNEMENT (VE) IS A CORPORATION LISTED ON THE NYSE AND EURONEXT PARIS. THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR BUSINESS STRATEGY. ACTUAL RESULTS AND BUSINESS STRATEGY MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS, UNCERTAINTIES AND OTHER MATTERS, MANY OF WHICH ARE OUTSIDE VU AND VE'S CONTROL, INCLUDING BUT NOT LIMITED TO
THE RISK OF VE SUFFERING REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION, THE RISK THAT CHANGES IN ENERGY PRICES AND TAXES MAY REDUCE VE'S PROFITS, THE RISK THAT GOVERNMENTAL AUTHORITIES COULD TERMINATE OR MODIFY SOME OF VE'S CONTRACTS, PARTICULARLY IN LIGHT OF VU CEASING TO HOLD AT LEAST 50% OF VE'S SHARES, THE RISK THAT VE'S COMPLIANCE WITH ENVIRONMENTAL LAWS MAY BECOME MORE COSTLY IN THE FUTURE, THE RISK THAT CURRENCY EXCHANGE RATE FLUCTUATIONS
MAY NEGATIVELY AFFECT VE'S FINANCIAL RESULTS AND THE PRICE OF ITS SHARES, THE RISK THAT VE MAY INCUR ENVIRONMENTAL LIABILITY IN CONNECTION WITH ITS PAST, PRESENT AND FUTURE OPERATIONS, THE RISKS RELATED TO VE'S RELATIONSHIP WITH VU, THE RISKS DESCRIBED IN THE DOCUMENTS EACH OF VU AND VE HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS WELL AS TO THE TERMS OF COB PROSPECTUS NO. 02-801 OF JUNE 26,2002. VU DOES NOT UNDERTAKE TO PROVIDE, NOR HAS ANY OBLIGATION TO PROVIDE, UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VU AND VE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND OF COB PROSPECTUS NO. 02-801 FROM VU AND VE, AS APPLICABLE.

                                       ###

     CONTACTS:

     MEDIA                                INVESTOR RELATIONS
     PARIS                                PARIS
     Alain Delrieu                        Laura Martin
     +33 (1).71.71.1086                   917.378.5705
                                          Laurence Daniel
     NEW YORK                             +33 (1).71.71.1233
     Anita Larsen
     +(1) 212.572.1118                    NEW YORK
     Mia Carbonell                        Eileen McLaughlin
     +(1) 212.572.7556                    +(1) 212.572.8961